Date:  March 7, 1995




     Robert C. Jaudes (as Chairman of the Board, President and Chief Executive Officer of Laclede Gas Company), and Robert J. Carroll (as Senior Vice President - Finance of Laclede Gas Company), pursuant to resolutions adopted by the Board of Directors on August 28, 1986, which resolutions, among other things, granted to any two executive officers who hold one of the following offices: Chairman of the Board; President; Executive Vice President; or Senior Vice President; the authority to amend any or all of the benefit plans and/or related trust agreements of the Company (collectively the "Plans") to the extent such amendments deal with changes necessary or appropriate: (1) to comply with, or obtain the benefit of, applicable laws and/or regulations, as amended from time to time; (2) to reflect minor or routine administrative factors; (3) to clarify the meaning of any of the provisions of the Plans; and/or (4) to evidence changes in then existing Plans to reflect the interrelationship thereof with newly adopted Plans or amendments to Plans, which newly adopted Plans or amendments affect the terms of such other then existing Plans; do hereby amend the Missouri Natural Gas Division of Laclede Gas Company Dual Savings Plan as set forth in the attached exhibit, such amendment to be effectuated and evidenced by our signatures on said exhibit.






























                                  Page 27

         AMENDMENTS TO THE MISSOURI NATURAL GAS DIVISION OF
               LACLEDE GAS COMPANY DUAL SAVINGS PLAN


1. Subsection (a) of Section XIV is amended in its entirety, effective August 28, 1986, as follows:

"(a) Amendment. The Company shall have the right at any time, and from to time to time, to amend, in whole or in part, any or all of the provisions of the Plan, effective as of any specified current, prior or future date, by resolutions adopted by the Company's Board of Directors, or, to the extent delegated by the Board of Directors, by written instruments executed by appropriate officers of the Company and delivered to the Committee. This Plan shall not, however, be modified or amended in any manner which would (1) reduce the amount credited to a Participant's Account unless such reduction is required in order to prevent the issuance by the Internal Revenue Service of an adverse determination letter as to the qualified status of the Plan under Code Section 401, or shall be necessary in order to qualify the Trust by which this Plan is funded as exempt from tax under Code Section 501, or to continue the qualified status of such Trust; or (2) permit any portion of the Fund to be used for or diverted to purposes other than (i) for the exclusive benefit of Participants, their Beneficiaries or estates, and (ii) for the administrative expenses of this Plan; or (3) cause any part of the Fund to revert to the Company (except as provided in subsection (h) of Section XV of this Plan); or (4) increase the duties or liabilities of the Trustee without its consent; provided, however, that any modification or amendment which would result in the loss by the Plan of its qualified status under Code Section 401, or in the loss by the Trust of its tax exempt status under Code Section 501, shall be retroactively null and void as if such amendment had never been made."

2. Subclause (2) of subsection (e) of Section VII is replaced in its entirety, effective August 5, 1993, as follows:

"(2) The loan shall be evidenced by a Promissory Note on a form approved by the Committee, shall bear interest at a rate comparable to the prevailing interest rate charged by commercial lenders for similar loans, shall be secured by the Participant's Pre-Tax Deposit and Pre-Tax Match Accounts, and shall be repayable in installments, by payroll deductions, over a period not to exceed 234 weeks from the date of such loan, or not to exceed 494 weeks in the case of a loan for the purchase of the Participant's primary residence. If the Participant is on unpaid leave, payments must be made monthly and must be received by the Committee no later than three (3) workdays before the first calendar day of the month for which the payment is being made. The Note shall be subject to repayment in whole or in part at any time without premium or penalty, with no less than fifty percent (50%) of the outstanding balance to be repaid. Partial repayment may be made only once in a Plan Year. Notes shall become due and payable in full when the Participant ceases to be an Employee."



                                  Page 28

3. A new subsection (i) is added to Section XV, effective April 15, 1989, as follows:

"(i) Applications for Benefits, Appeals from Denial of Benefits. No Participant or other party entitled to receive any distribution hereunder shall be required to file any application as a condition precedent to such distribution, but any application actually made shall be submitted to the Committee and shall constitute a claim under this Plan. The Committee shall grant or deny a claim as soon as is reasonably practicable, but not later than ninety (90) days after receipt of the claim, and shall notify the claimant of its decision; provided, however, that in special circumstances, as found by the Committee, the Committee may by notice to the claimant extend the time for its decision in order to permit processing or otherwise meet the special circumstances, in which case the decision shall be rendered as soon as possible, but not later than one hundred eighty
      (180) days after the receipt of the claim. In any instance where a claim is denied in whole or in part by the Committee, the Committee shall forthwith furnish a copy of its decision to the claimant, in writing, setting forth the following:

      (1)  The specific reason or reasons for the denial of the claim;

      (2) Specific references to the pertinent provision(s) of this Plan on which such denial is based;

      (3) If the denial was occasioned by the failure of the claimant to furnish any necessary information, a description of the additional information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary; and

      (4) Appropriate information as to the steps to be taken if the claimant wishes to submit the claim for review.

      Any claimant whose application for a distribution has been denied may appeal such denial by filing an appeal and request for review with the Committee not later than sixty (60) days after the claimant's receipt of the notice of denial of the claim. The Committee shall then promptly review its decision, reconsidering the facts of the case and taking into account any new or additional information which may be submitted by the claimant, and shall render its decision not later than sixty (60) days after receipt of the appeal and request for review; provided, however, that in special circumstances, as found the Committee, the Committee may by notice to the claimant extend the time for its decision in order to permit processing or otherwise meet the special circumstances, in which case the decision shall be rendered as soon as possible, but not later than one hundred twenty (120) days after the receipt of the request for review. In connection with such review, the claimant or the claimant's duly authorized representative may review all pertinent documents and records and may submit issues and comments in writing. The Committee's decision on the appeal shall be reported to the claimant, in writing, in the same manner as an original decision, and no further appeal to the Committee shall be


                                  Page 29
      permitted under this Plan."

4. The second unnumbered paragraph of subsection (h) of Section IV is amended in its entirety, effective November 1, 1989, as follows:

"From and after November 1, 1989, a Participant may elect to have his Pre-Tax Deposits and Pre-Tax Match Contributions invested either:

(1) 100% in any one of the three categories or 50% in each of any two of the three categories specified in subclauses (1), (2), or (3) of subsection (g) of this Section,

(2) 50% in the Common Stock of Laclede Gas Company and 50% in any one of the three categories specified above, or 50% in the Common Stock of Laclede Gas Company with 25% in each of any two of the three categories specified above, or

(3)   100% in the Common Stock of Laclede Gas Company."

5. Subsection (d) of Section VI is amended in its entirety, effective November 1, 1991, as follows:

"(d) Subject to paragraph (c) of Section VII, a Participant shall be 100% vested in the portion of his Post-Tax Match Account, as of any Anniversary Date, which is attributable to contributions made for a Plan Year ending two or more years prior to such Anniversary Date. With respect to Participants who were previously participants in the Missouri Natural Gas Division of Laclede Gas Company Savings Plan and for purposes of this paragraph (d), "Anniversary Date" means not only each November 1 following April 15, 1989, but also each prior November 1 when the Missouri Natural Gas Division of Laclede Gas Company Savings Plan has been in effect."

























                                  Page 30

6. Clause (ii) of subsection (a) of Section VII is amended in its entirety, effective March 1, 1995, as follows:

      "(ii) Payment of tuition, related educational fees, and room and board expenses, for the next twelve (12) months of post-secondary education for the Participant, or the Participant's spouse, children or dependents."





                                          ROBERT C. JAUDES
                                          --------------------------------
                                          Title:  Chairman, President and
                                                  Chief Executive Officer



                                          ROBERT J. CARROLL
                                          --------------------------------
                                          Title:  Senior Vice President -
                                                  Finance
































                                  Page 31